UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	December 29, 2004	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM RECEIVES LETTER FROM REGULATOR REGARDING RE-ISSUANCE OF LICENSES

OF VIMPELCOM-REGION TO VIMPELCOM

Moscow and New York (December 28, 2004) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it received a letter from the Federal Surveillance Service for Communications (“Regulator”), which is responsible for the issuance of telecommunications licenses, in response to VimpelCom’s applications for the re-issuance of licenses from its former subsidiary, VimpelCom-Region to VimpelCom. VimpelCom and VimpelCom-Region merged on November 26, 2004 and in accordance with the Law on Communications, VimpelCom filed applications with the Regulator for the re-issuance of the licenses promptly thereafter.

In its letter, the Regulator explained that the list of communications services to be licensed and the related conditions of such licenses which shall apply to all operators, have not yet been approved by the Government of the Russian Federation as required by the Law on Communications. As a result, the Regulator suggested that in order to complete the re-issuance process in connection with the merger, VimpelCom should apply for the re-issuance of the licenses after the Government of the Russian Federation approves the list of services and related conditions. The Regulator specifically stated in the letter that VimpelCom has fulfilled the requirements of the Law on Communications. The Regulator also stated that until a decision on re-issuance of the licenses is taken, VimpelCom, as the legal successor to VimpelCom-Region, may fulfill obligations to render communications services in accordance with the conditions of VimpelCom-Region’s licenses.

VimpelCom-Region held telecommunications licenses and related frequencies and permissions for the Central, Siberian, Volga, South and Northwest regions of Russia.

VimpelCom is a leading provider of telecommunications services in Russia and Kazakhstan, operating under the “Bee Line GSM” brand in Russia and “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg, as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the re-issuance of the VimpelCom-Region licenses to VimpelCom. There are risks that despite the guidance and clarifications received from the Regulator, such licenses and permissions may not be issued in a timely manner, on the same terms as the existing licenses and permissions or at all or that VimpelCom’s right to continue to provide service to subscribers in VimpelCom-Region’s licensed areas prior to the re-issuance of the licenses and permissions may be challenged. If any of these situations occur, they could have a material adverse effect on VimpelCom’s business and results of operations, including causing VimpelCom to cease providing mobile services to the Russian regions outside of the Moscow license area and/or resulting in an event of default under the majority of VimpelCom’s outstanding indebtedness. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Christopher Mittendorf
VimpelCom (Moscow)	Edelman Financial Worldwide
Tel: 7(095) 974-5888	Tel: 1(212) 704-8134
vgoldin@vimpelcom.com	christopher.mittendorf@edelman.com